# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ginkgo Bioworks Holdings, Inc., CIK 0001830214
CUSIP: 37611X209
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 27 Drydock Avenue, 8th Floor, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001882820

## Reporting persons
- Austin Che: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,372,573; shared voting power 0; sole dispositive power 2,372,573; shared dispositive power 0; aggregate amount beneficially owned 2,372,573 (5% of the class)
  Comment: This Amendment No. 4 (the "Amendment") is being filed to report that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock of the Issuer. This Amendment constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: Ginkgo Bioworks Holdings, Inc.
Address of issuer's principal executive offices: 27 Drydock Avenue, 8th Floor, Boston, MA, 02210

## Item 2. Person Filing
Name of person filing: Austin Che (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Ginkgo Bioworks Holdings, Inc., 27 Drydock Avenue, 8th Floor, Boston, MA 02210.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2024, based upon 45,575,423 shares of Class A Common Stock outstanding as of December 31, 2024, and 2,003,679 shares of Class A Common Stock issuable upon conversion of shares of Class B common stock, $0.0001 per share ("Class B Common Stock") beneficially owned by the Reporting Person.

2,372,573
Percent of class: 5.0%
Sole power to vote or to direct the vote: 2,372,573
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,372,573
Shared power to dispose or to direct the disposition:
0

The share amount reported herein consists of (i) 318,894 shares of Class A Common Stock of the Issuer held of record by the Reporting Person; (ii) 25,000 shares of Class A Common Stock of the Issuer held of record by a revocable spousal trust, of which the Reporting Person may be deemed to hold investment and voting discretion; (iii) 25,000 shares of Class A Common Stock of the Issuer held of record by a family trust, of which the Reporting Person may be deemed to hold investment and voting discretion; (iv) 1,923,175 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock of the Issuer held of record by the Austin Che Revocable Trust, of which the Reporting Person is the sole trustee; (v) 20,555 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held of record by the Austin Che Irrevocable Trust, of which the Reporting Person may be deemed to hold investment and voting discretion; (vi) 1,944 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held of record by an irrevocable marital trust, of which the Reporting Person may be deemed to hold investment and voting discretion; and (vii) 58,005 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock of the Issuer held of record by the Reporting Person. The shares of Class B Common Stock may be redeemed by the holder at any time for shares of Class A Common Stock on a one-to-one basis.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Austin Che: /s/ Austin Che, Austin Che (02/14/2025)